EXHIBIT 99.1

Brookfield Infrastructure Reports Second Quarter 2024 Results

BROOKFIELD, News, Aug. 01, 2024 (GLOBE NEWSWIRE) -- Brookfield Infrastructure Partners L.P. (Brookfield Infrastructure, BIP, or the Partnership) (NYSE: BIP; TSX: BIP.UN) today announced its results for the second quarter ended June 30, 2024.

"We delivered strong second-quarter results driven by robust organic growth and the positive impact of several years of outsized capital deployment,” said Sam Pollock, Chief Executive Officer of Brookfield Infrastructure Partners. “The outlook for growth is very favorable as the surge in AI adoption is generating substantial capital deployment opportunities across our data, electric utility and natural gas sectors.”

	For the three months ended June 30		For the six months ended June 30
US$ millions (except per unit amounts), unaudited[1]	2024	2023	2024	2023
Net income (loss)[2]	$8	$378	$178	$401
– per unit[3]	$(0.10)	$0.38	$—	$0.31
FFO[4]	$608	$552	$1,223	$1,106
– per unit[5]	$0.77	$0.72	$1.55	$1.44

Brookfield Infrastructure reported net income of $8 million for the three-month period ended June 30, 2024 compared to $378 million in the prior year. Current quarter results benefited from contributions at our global intermodal logistics operation, but some of that was offset by increased borrowing costs, and the prior comparative period included gains on our capital recycling program.

Funds from operations (FFO) for the second quarter was $608 million, a 10% increase over the prior year period. The current quarter benefited from organic growth that was at the midpoint of our target range, as well as recent acquisitions that contributed to results. This included a continuation of the strong performance at our global intermodal logistics operation, higher contributions from our increased stake in our Brazilian integrated rail and logistics provider and three data center platform investments. The strong underlying performance in the second quarter was also driven by inflationary rate increases across our utilities and transport assets, higher revenues in our midstream operations and the commissioning of over $1 billion at our share of new capital from our backlog over the last 12 months. These positive drivers were partially offset by assets sold last year that are no longer contributing income, higher interest costs and foreign exchange.

Segment Performance

The following table presents FFO by segment:

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited[1]	2024	2023	2024	2023
FFO by segment
Utilities	$180	$224	$370	$432
Transport	319	199	621	391
Midstream	143	161	313	359
Data	78	72	146	142
Corporate	(112)	(104)	(227)	(218)
FFO[4]	$608	$552	$1,223	$1,106

The utilities segment generated FFO of $180 million, compared to $224 million in the same period last year. The decline is primarily attributable to capital recycling activity, which includes the sale of our interest in an Australian regulated utility business and additional interest associated with a financing completed at our Brazilian regulated gas transmission business in the first quarter. The base business performed well during the quarter due to the continued benefit of inflation indexation and the commissioning of over $450 million of capital into the rate base over the last twelve months.

The transport segment generated FFO of $319 million, which represents a 60% increase over the same period in the prior year. The increase is primarily attributable to our acquisition of a global intermodal logistics operation and an incremental 10% stake in our Brazilian integrated rail and logistics operation that closed in the first quarter. The remaining businesses also performed well, achieving organic growth of 9%, which was primarily driven by inflationary tariff increases across the portfolio.

Our midstream segment generated FFO of $143 million, which is ahead of the prior year after excluding the impact of capital recycling initiatives. Strong demand and customer activity levels across our critical midstream assets continue to benefit results, most prevalent at our North American gas storage business where we continue to add contract duration and execute these contracts at much higher rates compared to the prior years. Overall segment results were impacted by the financing of our U.S. gas pipeline, as well as the impact of turnaround activity within our Canadian diversified midstream operation.

FFO from our data segment was $78 million, representing an 8% increase over the same period last year. These results reflect the contribution from recently completed acquisitions, including the purchase of 40 retail colocation sites. This growth was partially offset by the loss of income due to the sale of our New Zealand integrated distribution business in June 2023.

Update on Strategic Initiatives

One of the benefits of our business is that we have many avenues to deploy capital. In periods where large-scale M&A activity is lower, we focus heavily on tuck-in, follow-on and organic growth opportunities embedded in our portfolio. In 2024 alone, we secured or completed seven follow-on acquisitions comprising nearly $4 billion of enterprise value. This included the acquisition of 40 data center sites due to a previous owner mismanaging their capital structure and ending up in bankruptcy. It also included the follow-on acquisition of a 10% stake in our Brazilian integrated rail and port logistics operation and the bolt-on acquisition of a tower portfolio in India, which remains on track to close early in the fourth quarter or sooner.

We also maintain a large organic growth project backlog, which has increased by 15% from this time last year to $7.7 billion. In our midstream sector, we are supporting increased producer activity through contracted infrastructure projects including pipeline expansions and incremental gathering and processing facility capacity. Combined, these projects represent almost $800 million in capital, which will generate over $115 million in EBITDA on a 100% basis and fully contribute to results in the next two years. In our data segment, we are commercializing our existing land bank and investing over $1 billion in near-term growth capital to build data centers for our hyperscale customers, while supporting their growth ambitions through the strategic acquisition of land parcels in Athens, Chicago, Frankfurt, Milan and Phoenix.

With respect to new investments, market conditions are trending positively, and as a result we expect the back half of 2024 to be active for M&A. Much of this is driven by the improved interest rate environment as the Bank of Canada and the European Central Bank are leading the way with a loosening of their monetary policies. Additionally, the large industry tailwinds such as AI are creating opportunities for well capitalized businesses like ours where we are an obvious partner of choice for technology companies that are seeking alternative access to private capital. Our novel transaction with Intel from several years ago is providing the blueprint for similar large-scale opportunities, which are gaining momentum.

Lastly, on capital recycling, we are extremely active and have three advanced processes in a number of areas. We have six further asset sales progressing that, when combined with our advanced processes, are expected to generate almost $2.5 billion in proceeds on a net to BIP basis over the coming quarters. This quarter, we monetized assets totaling approximately $210 million, which brings our total capital recycling for the year to $1.4 billion.

Distribution and Dividend Declaration

The Board of Directors of BIP declared a quarterly distribution in the amount of $0.405 per unit, payable on September 27, 2024 to unitholders of record as at the close of business on August 30, 2024. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the Cumulative Class A Preferred Limited Partnership Units, Series 1, Series 3, Series 9, Series 11, Series 13 and Series 14 have also been declared, as well as the capital gains dividend for BIP Investment Corporation Senior Preferred Shares, Series 1. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BIPC has declared an equivalent quarterly dividend of $0.405 per share, also payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Infrastructure’s Second Quarter 2024 Results, as well as Letter to Unitholders and Supplemental Information, under the Investor Relations section at https://bip.brookfield.com.

To participate in the Conference Call today at 9:00am Eastern Time, please pre-register at https://register.vevent.com/register/BI4860b3b9fc604060aa9c603b7c0c75c1. Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/bgb8zp3y.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited financial information contained herein.

About Brookfield Infrastructure

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at https://bip.brookfield.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over $925 billion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media:	Investors:
Simon Maine	Stephen Fukuda
Managing Director	Senior Vice President
Corporate Communications	Corporate Development & Investor Relations
Tel: +44 739 890 9278	Tel: +1 416 956 5129
Email: simon.maine@brookfield.com	Email: stephen.fukuda@brookfield.com

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release may include statements regarding expansion of Brookfield Infrastructure’s business, the likelihood and timing of successfully completing the transactions referred to in this news release, statements with respect to our assets tending to appreciate in value over time, the future performance of acquired businesses and growth initiatives, the commissioning of our capital backlog, the pursuit of projects in our pipeline, the level of distribution growth over the next several years and our expectations regarding returns to our unitholders as a result of such growth. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions referred to in this press release as being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise. References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.

References to Brookfield Infrastructure are to the Partnership together with its subsidiaries and operating entities. Brookfield Infrastructure’s results include limited partnership units held by public unitholders, redeemable partnership units, general partnership units, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.

References to the Partnership are to Brookfield Infrastructure Partners L.P.

  Please refer to page 11 for results of Brookfield Infrastructure Corporation.
  Includes net income attributable to limited partners, the general partner, and non-controlling interests ‒ Redeemable Partnership Units held by Brookfield, Exchange LP units, BIPC exchangeable LP units and BIPC exchangeable shares.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million).
  We define FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. FFO includes balances attributable to the Partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS as issued by the International Accounting Standards Board. FFO is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of net income to FFO is available on page 9 of this release. Readers are encouraged to consider both measures in assessing our company’s results.
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2024 was 792.1 million and 792.1 million, respectively (2023: 771.6 million and 771.5 million).

Brookfield Infrastructure Partners L.P.
Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$1,326	$1,857
Financial assets	481	787
Property, plant and equipment and investment properties	54,865	52,879
Intangible assets and goodwill	28,295	30,333
Investments in associates and joint ventures	5,635	5,402
Deferred income taxes and other	10,290	9,526
Total assets	$100,892	$100,784

Liabilities and partnership capital
Corporate borrowings	$5,084	$4,911
Non-recourse borrowings	44,675	40,904
Financial liabilities	2,763	2,875
Deferred income taxes and other	18,261	18,078

Partnership capital
Limited partners	4,898	5,321
General partner	27	28
Non-controlling interest attributable to:
Redeemable partnership units held by Brookfield	2,011	2,190
Exchangeable units/shares[1]	1,477	1,605
Perpetual subordinated notes	293	293
Interest of others in operating subsidiaries	20,485	23,661
Preferred unitholders	918	918
Total partnership capital	30,109	34,016
Total liabilities and partnership capital	$100,892	$100,784
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.

Brookfield Infrastructure Partners L.P. Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, except per unit information, unaudited	2024	2023	2024	2023

Revenues	$5,138	$4,256	$10,325	$8,474
Direct operating costs	(3,875)	(3,280)	(7,788)	(6,509)
General and administrative expense	(92)	(109)	(189)	(212)
	1,171	867	2,348	1,753
Interest expense	(826)	(567)	(1,620)	(1,135)
Share of earnings from associates and joint ventures	95	273	136	376
Mark-to-market (losses) gains	(42)	87	(38)	(7)
Other (expense) income	(133)	295	265	200
Income before income tax	265	955	1,091	1,187
Income tax (expense) recovery
Current	(132)	(144)	(294)	(276)
Deferred	51	(38)	201	5
Net income	184	773	998	$916
Non-controlling interest of others in operating subsidiaries	(176)	(395)	(820)	(515)
Net income attributable to partnership	$8	$378	$178	$401

Attributable to:
Limited partners	$(38)	$186	$18	$161
General partner	73	67	147	132
Non-controlling interest
Redeemable partnership units held by Brookfield	(16)	77	7	66
Exchangeable units/shares[1]	(11)	48	6	42
Basic and diluted gains (losses) per unit attributable to:
Limited partners[2]	$(0.10)	$0.38	$—	$0.31
  Includes non-controlling interest attributable to BIPC exchangeable shares, BIPC exchangeable LP units and Exchange LP units.
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million).

Brookfield Infrastructure Partners L.P. Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2024	2023	2024	2023

Operating activities
Net income	$184	$773	$998	$916
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	(11)	109	2	161
Depreciation and amortization expense	882	632	1,818	1,277
Mark-to-market, provisions and other	69	(309)	(284)	(108)
Deferred income tax recovery	(51)	38	(201)	(5)
Change in non-cash working capital, net	(16)	(273)	(435)	(754)
Cash from operating activities	1,057	970	1,898	1,487

Investing activities
Net proceeds from (investments in):
Operating assets	27	524	(631)	(4,175)
Associates	(350)	672	(350)	(30)
Long-lived assets	(862)	(507)	(2,345)	(996)
Financial assets	94	55	117	176
Net settlements of foreign exchange contracts	(14)	1	(9)	—
Other investing activities	(82)	15	(128)	(668)
Cash (used by) from investing activities	(1,187)	760	(3,346)	(5,693)

Financing activities
Distributions to limited and general partners	(411)	(377)	(822)	(753)
Net borrowings:
Corporate	176	60	262	958
Subsidiary	1,429	12	4,958	2,546
Partnership units issued	3	2	6	8
Net capital provided (to) by non-controlling interest	(1,137)	(761)	(2,774)	2,244
Lease liability repaid and other	(136)	(851)	(649)	(781)
Cash (used by) from financing activities	(76)	(1,915)	981	4,222

Cash and cash equivalents
Change during the period	$(206)	$(185)	$(467)	$16
Cash reclassified as held for sale	—	—	—	(6)
Impact of foreign exchange and other on cash	(48)	50	(64)	91
Balance, beginning of period	1,580	1,515	1,857	1,279
Balance, end of period	$1,326	$1,380	$1,326	$1,380

Brookfield Infrastructure Partners L.P. Reconciliation of Net Income to Funds from Operations

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2024	2023	2024	2023

Net income	$184	$773	$998	$916
Add back or deduct the following:
Depreciation and amortization	882	632	1,818	1,277
Share of earnings from investments in associates and joint ventures	(95)	(273)	(136)	(376)
FFO contribution from investments in associates and joint ventures[1]	245	245	470	484
Deferred tax (recovery) expense	(51)	38	(201)	(5)
Mark-to-market losses (gains)	42	(87)	38	7
Other expense (income)[2]	209	(215)	(100)	(52)
Consolidated funds from operations	$1,416	$1,113	$2,887	$2,251
FFO attributable to non-controlling interests[3]	(808)	(561)	(1,664)	(1,145)
FFO	$608	$552	$1,223	$1,106
  FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method.
  Other expense (income) corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
  Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Infrastructure Partners L.P. Statements of Funds from Operations per Unit

	For the three months ended June 30		For the six months ended June 30
US$, unaudited	2024	2023	2024	2023

(Losses) earnings per limited partnership unit[1]	$(0.10)	$0.38	$—	$0.31
Add back or deduct the following:
Depreciation and amortization	0.52	0.45	1.06	0.90
Deferred taxes and other items	0.35	(0.11)	0.49	0.23
FFO per unit[2]	$0.77	$0.72	$1.55	$1.44
  Average number of limited partnership units outstanding on a time weighted average basis for the three and six-month periods ended June 30, 2024 was 461.5 million and 461.4 million, respectively (2023: 458.7 million and 458.5 million).
  Average number of partnership units outstanding on a fully diluted time weighted average basis for the three and six-month periods ended June 30, 2024 was 792.1 million and 792.1 million, respectively (2023: 771.6 million and 771.5 million).

Notes:

The Statements of Funds from Operations per unit above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income per limited partnership unit as presented in Brookfield Infrastructure’s Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations per unit (FFO per unit) as a key measure to evaluate operating performance. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Corporation Reports Second Quarter 2024 Results

The Board of Directors of Brookfield Infrastructure Corporation (“BIPC” or our “company”) (NYSE, TSX: BIPC) today declared a quarterly dividend in the amount of $0.405 per class A exchangeable subordinate voting share of BIPC (a “Share”), payable on September 27, 2024 to shareholders of record as at the close of business on August 30, 2024. This dividend is identical in amount per Share and has identical record and payment dates to the quarterly distribution announced today by Brookfield Infrastructure Partners L.P. (“BIP” or the “Partnership”) on its units.

The Shares of BIPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Infrastructure Partnership L.P. (“BIP” or the “Partnership”) (NYSE: BIP; TSX: BIP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BIP’s units and each Share being exchangeable at the option of the holder for one BIP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BIP’s units and the combined business performance of our company and BIP as a whole. In addition to carefully considering the disclosure made in this news release in its entirety, shareholders are strongly encouraged to carefully review BIP’s letter to unitholders, supplemental information and its other continuous disclosure filings. BIP’s letter to unitholders and supplemental information are available at https://bip.brookfield.com. Copies of the Partnership’s continuous disclosure filings are available electronically on EDGAR on the SEC’s website at https://sec.gov or on SEDAR+ at https://sedarplus.ca.

Results

The net income of BIPC is captured in the Partnership’s financial statements and results.

BIPC reported net income of $643 million for the three-month period ended June 30, 2024, compared to a net loss of $154 million in the prior year. After removing the impact of the revaluation on our own Shares that are classified as liabilities under IFRS and the impact of foreign exchange on loans with BIP denominated in Canadian dollars, underlying earnings were 18% higher than the prior year. Current period results benefited from the acquisition of Triton International, our global logistics operation, and capital commissioned into rate base at our U.K. regulated distribution business. These benefits were partially offset by higher financing costs at our businesses as a result of incremental borrowings. Additionally offsetting results was an increase in dividends paid on our exchangeable shares, which are classified as interest expense, due to the 6% increase in our quarterly dividend compared to the prior year and approximately 21.1 million exchangeable shares issued in connection with our acquisition of Triton.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “believe”, “expect”, “will” derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the impact of the market price of BIP’s units and the combined business performance of our company and BIP as a whole on the market price of the Shares. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products and services, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects, which themselves depend on access to capital and continuing favorable commodity prices, and our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the impact of health pandemics on our business and operations, the ability to effectively complete transactions in the competitive infrastructure space (including the ability to complete announced and potential transactions that may be subject to conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the future performance of these acquisitions, changes in technology which have the potential to disrupt the business and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business and other risks and factors described in the documents filed by BIPC with the securities regulators in Canada and the United States including “Risk Factors” in BIPC’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure Corporation undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Infrastructure Corporation Consolidated Statements of Financial Position

	As of
US$ millions, unaudited	June 30, 2024	Dec. 31, 2023

Assets
Cash and cash equivalents	$466	$539
Due from Brookfield Infrastructure	1,684	1,288
Property, plant and equipment	14,001	14,151
Intangible assets	3,261	3,699
Goodwill	1,658	1,726
Deferred tax asset and other	2,587	2,506
Total assets	$23,657	$23,909

Liabilities and equity
Accounts payable and other	$965	$1,099
Loans payable to Brookfield Infrastructure	100	26
Exchangeable and class B shares	3,622	4,153
Non-recourse borrowings	13,088	12,028
Financial liabilities	47	75
Deferred tax liabilities and other	2,305	2,460

Equity
Equity in net assets attributable to the Partnership	149	(399)
Non-controlling interest	3,381	4,467
Total equity	3,530	4,068
Total liabilities and equity	$23,657	$23,909

Brookfield Infrastructure Corporation Consolidated Statements of Operating Results

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2024	2023	2024	2023

Revenues	$908	$538	$1,810	$1,035
Direct operating costs	(329)	(149)	(668)	(296)
General and administrative expenses	(17)	(17)	(35)	(33)
	562	372	1,107	706

Interest expense	(259)	(161)	(498)	(314)
Share of earnings from investments in associates	—	3	—	4
Remeasurement of exchangeable and class B shares	498	(301)	535	(608)
Mark-to-market and other	(59)	28	(106)	38
Income (loss) before income tax	742	(59)	1,038	(174)
Income tax expense
Current	(94)	(89)	(195)	(169)
Deferred	(5)	(6)	(3)	(6)
Net income (loss)	$643	$(154)	$840	$(349)

Attributable to:
Partnership	$491	$(274)	$519	$(575)
Non-controlling interest	152	120	321	226

Brookfield Infrastructure Corporation Consolidated Statements of Cash Flows

	For the three months ended June 30		For the six months ended June 30
US$ millions, unaudited	2024	2023	2024	2023

Operating activities
Net income (loss)	$643	$(154)	$840	$(349)
Adjusted for the following items:
Earnings from investments in associates, net of distributions received	—	—	—	(1)
Depreciation and amortization expense	191	57	386	112
Mark-to-market and other	34	(10)	79	(5)
Remeasurement of exchangeable and class B shares	(498)	301	(535)	608
Deferred income tax expense	5	6	3	6
Change in non-cash working capital, net	136	65	16	(116)
Cash from operating activities	511	265	789	255

Investing activities
Purchase of long-lived assets, net of disposals	(304)	(134)	(401)	(259)
Other investing activities	56	—	87	(4)
Cash used by investing activities	(248)	(134)	(314)	(263)

Financing activities
Net capital provided to non-controlling interest	(177)	(48)	(1,540)	(163)
Net borrowings (repayments)	59	(53)	1,016	58
Other financing activities	—	—	18	—
Cash used by financing activities	(118)	(101)	(506)	(105)

Cash and cash equivalents
Change during the period	$145	$30	$(31)	$(113)
Impact of foreign exchange on cash	(34)	17	(42)	24
Balance, beginning of period	355	309	539	445
Balance, end of period	$466	$356	$466	$356